Filed pursuant to Rule 433 | Registration Statement Nos. 333-162193 and 333-162193-01

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS US Large Cap Trendpilot™ ETN (TRND)



The RBS US Large Cap Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and unsubordinated obligations of The Royal Bank of Scotland N.V. ("RBS NV"), and are fully and unconditionally guaranteed by RBS Holdings N.V. ("RBS Holdings"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS NV and RBS Holdings to pay, and are also subject to market risk.

RBS ETNs track the RBS US Large Cap Trendpilot™ Index (USD) (the "Index"). The Index utilizes a systematic trend-following strategy to provide exposure to either the S&P 500® Total Return Index (the "Benchmark Index") or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills (the "Cash Rate").

RBS US Large Cap Trendpilot™ Index Methodology

If the closing level of the Benchmark Index is **at or above** its historical 200-Index business day simple moving average for five consecutive Index business days

A positive trend is established: The Index will track the Benchmark Index

If the closing level of the Benchmark Index is **below** its historical 200-Index business day simple moving average for five consecutive Index business days

A negative trend is established: The Index will track the Cash Rate

If neither of the above conditions is satisfied, the trend of the Index will be the same as the trend of the Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Index trend switches from positive to negative or from negative to positive, as the case may be.

Illustration of the Trendpilot™ Index Methodology

Hypothetical Benchmark Index

Hypothetical 200-Index business day simple moving average

The RBS US Large Cap Trendpilot Index will alternate between tracking the Benchmark Index and the Cash Rate, depending on the performance of the Benchmark Index relative to its 200-Index business day simple moving average (as described above).


Positive Trend:
Index tracking Benchmark Index
Negative Trend:
Index tracking Cash Rate
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index Level
Time

The above graph illustrates the operation of the Trendpilot Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Trendpilot Index, and is not an indication of how either index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer	The Royal Bank of Scotland N.V.
Guarantor	RBS Holdings N.V.
Ticker	TRND
Intraday Indicative Value Ticker	TRND.IV
CUSIP	78009L308
ISIN	US78009L3087
Primary Exchange	NYSE Arca
Maturity	12/7/2040
Index	RBS US Large Cap Trendpilot™ Index (USD) (Bloomberg symbol: "TPLCUT <Index>"), which tracks the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis.
Benchmark Index	S&P 500® Total Return Index (Bloomberg symbol: "SPTR Index")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.00% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS NV for repurchase on any business day on or prior to 11/29/2040, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 12/5/2040.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnUS/TRND*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more
Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

Historical Performance (%) – as of 6/30/2011

	1-MONTH (%)	3-MONTH (%)	YEAR-TO-DATE (%)	SINCE RBS ETN INCEPTION (12/6/10) (%)
RBS US Large Cap Trendpilot™ ETN Daily Redemption Value[1]	-1.75	-0.15	5.50	8.53
RBS US Large Cap Trendpilot™ Index[2]	-1.67	0.10	6.02	9.15
S&P 500® Total Return Index (Benchmark Index)	-1.67	0.10	6.02	9.15
S&P 500® Index (Price Only)	-1.83	-0.39	5.01	7.97
Cash rate on 6/30/11 was 0.025%	–	–	–	–

The chart above presents the actual performance of the Index, the RBS ETNs, the S&P 500® Total Return Index (the Benchmark Index), and the S&P 500® Index (Price Only), over the specified periods. **For information regarding the performance of the Trendpilot Index, see pages PS-32 to PS-35 of the pricing supplement to the RBS ETNs filed with the U.S. Securities and Exchange Commission (SEC).**

(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate.

(2) Since the inception date of the RBS ETNs, the Index has tracked the Benchmark Index and has remained in a positive trend, without any trend reversal. Consequently, the historical performance of the Index over the time periods specified above is identical to the Benchmark Index. In a negative trending market the Index trend is expected to switch from positive to negative, and the Index is expected to experience trend reversals in volatile markets, switching from a positive to negative or from negative to positive, as the case may be. The Index performance will not always be the same as the Benchmark Index, could underperform the Benchmark Index, and may track the Cash Rate for extended periods of time in a low interest rate environment. Does not include any fees, transaction costs or expenses.

S&P 500® Index Performance



S&P 500® Total Return Index
S&P 500® Total Return Index 200-Index business day simple moving average
S&P 500® Index (Price Only)
2,500
2,000
1,500
1,000
500
0
May 91
92
93
94
95
96
97
98
99
00
01
02
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Jun 11

The graph to the left is the historical performance of the S&P 500® Total Return Index, S&P 500® Index (Price Only) and the S&P 500® Total Return Index 200-Index business day simple moving average. This illustration does not reflect any historical Trendpilot Index performance.

S&P® 1-Year Annual Return Comparison (%)

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
S&P 500® Total Return Index	–	7.62	10.08	1.32	37.58	22.96	33.36	28.58	21.04	-9.10
S&P 500® Index (Price Only)	–	4.46	7.06	-1.54	34.11	20.26	31.01	26.67	19.53	-10.14
Cash Rate (Year-End)	3.91%	3.24%	3.06%	5.57%	4.91%	5.08%	5.43%	4.52%	5.30%	5.70%
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
S&P 500® Total Return Index	-11.89	-22.10	28.68	10.88	4.91	15.79	5.49	-37.00	26.46	15.06
S&P 500® Index (Price Only)	-13.04	-23.37	26.38	8.99	3.00	13.62	3.53	-38.49	23.45	12.78
Cash Rate (Year-End)	1.71%	1.19%	0.89%	2.23%	3.91%	4.88%	3.31%	0.05%	0.11%	0.15%

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS Holdings N.V. (RBS Holdings) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS NV, RBS Holdings, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Large Cap Trendpilot™ Index (USD) (Index) is the property of The Royal Bank of Scotland plc, which has contracted with Standard & Poor's Financial Services LLC (S&P) to maintain and calculate the Index. The S&P 500® Index is the exclusive property of S&P and has been licensed for use by RBSSI and its affiliates in connection with the Index. S&P shall have no liability for any errors or omissions in calculating the Index. "Standard & Poor's®," "S&P®" and "S&P 500®" are registered trademarks of S&P. "Calculated by S&P Custom Indices" and its related stylized mark are service marks of S&P and have been licensed for use by RBSSI and its affiliates. The RBS ETNs are not sponsored, endorsed, sold or promoted by S&P or its affiliates, and neither S&P nor its affiliates make any representation regarding the advisability of investing in the RBS ETNs.

Copyright © 2011 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of RBS NV.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.** Dated September 13, 2011